AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 1999
                                                              REGISTRATION NO.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6
                               ------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.  EXACT NAME OF TRUST:

              EQUITY FOCUS TRUSTS--THEME INVESTING PORTFOLIO 1999 SERIES

B.  NAME OF DEPOSITOR:                       SALOMON SMITH BARNEY INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                     SALOMON SMITH BARNEY INC.
                 388 GREENWICH STREET, 23RD FLOOR
                        NEW YORK, NY 10013

D.  NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                          COPY OF COMMENTS TO:
       LAURIE A. HESSLEIN                 MICHAEL R. ROSELLA, ESQ.
       Salomon Smith Barney Inc.          Battle Fowler LLP
       388 Greenwich Street               75 East 55th Street
       New York, New York  10013          New York, New York  10022
                                                 (212) 856-6858

E.  TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
              An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
    REGISTERED:
              Indefinite

G.  AMOUNT OF FILING FEE:
              No filing fee required.

H.  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
              As soon as practicable after the effective date of the registration statement.

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The registrant hereby amends this  registration  statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

696192.1

                   Subject to Completion, Dated April 6, 1999


                               EQUITY FOCUS TRUSTS
                      THEME INVESTING PORTFOLIO 1999 SERIES


           The final prospectus for the Equity Focus Trusts - Theme Investing Portfolio is hereby incorporated by reference and used as a preliminary prospectus for Equity Focus Trusts Theme Investing Portfolio 1999 Series. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. The investment theme of the new Trust will be to create a portfolio of equity securities with consistent earnings growth and visibility for continued growth. In addition, the new Trust will have an approximately two year life, with an initial sales charge of 1% and a deferred sales charge during each of the two years totaling $17.50 per 1,000 units each year. As a result the maximum total sales charge for the Trust will be 4.50% of the Public Offering Price. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact financial professionals of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

                 The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

824498.1

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

           A.  The   following   information   relating  to  the   Depositor  is
incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

--------------------------------------------------------------------------------------------------------------------
                                                                                           SEC FILE OR
                                                                                       IDENTIFICATION NO.
I.   Bonding  Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
     Form S-6 under the Securities Act of 1933:

     Salomon Smith Barney Inc.                                                               2-67446
--------------------------------------------------------------------------------------------------------------------

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules
     15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

     Salomon Smith Barney Inc.                                                               8-12324
--------------------------------------------------------------------------------------------------------------------

III. Charter documents of the Depositor filed as
     Exhibits  to  the  Registration  Statement  on  Form  S-6  under  the
     Securities Act of 1933 (Charter, ByLaws):
                                                                                             33-65332, 33-36037
     Salomon Smith Barney Inc.
--------------------------------------------------------------------------------------------------------------------

     B.  The Internal Revenue Service Employer Identification Numbers of the Sponsor
and Trustee are as follows:

--------------------------------------------------------------------------------------------------------------------
           Salomon Smith Barney Inc.                                                               13-1912900
           The Chase Manhattan Bank                                                                13-4994650
--------------------------------------------------------------------------------------------------------------------





                                      II-2
696192.1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

           The facing sheet of Form S-6.
           The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
           The Prospectus.
           Additional Information not included in the Prospectus (Part II). The undertaking to file reports.
           The signatures.

           Listed below is the name and registration number of the previous series of Equity Focus Trusts, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Equity Focus Trusts-Theme Investing Portfolio [1999 Series]. This final prospectus is incorporated herein by reference.
                     Equity Focus Trusts - Theme Investing
                     Portfolio (Registration No. 333-01901)

           Written Consents as of the following persons:
                     KPMG LLP (included in Exhibit 5.1)
                     Battle Fowler LLP (included in Exhibit 3.1)


The following exhibits:

           *1.1.1    --   Form of Reference Trust Indenture.

            2.1      --   Form of Standard Terms and Conditions of Trust
                          (incorporated by reference to Exhibit 2.1 to the Registration Statement of The Uncommon Values Unit
                          Trust, 1985 Series, 1933 Act File No. 33-97046).

           *3.1     --    Opinion of counsel as to the legality of the
                          securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.

           *5.1      --   Consent of KPMG LLP to the use of their name under the
                          heading "Miscellaneous - Auditors" in the Prospectus.


--------------
*     To be filed with Amendment to Registration Statement.

                                      II-3
696192.1

                                   SIGNATURES

           PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 6TH DAY OF APRIL, 1999.

                         Signatures appear on page II-4.

           A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                      II-4
696192.1

SALOMON SMITH BARNEY UNIT TRUSTS (Registrant)
SALOMON SMITH BARNEY INC.
           DEPOSITOR


           By the following persons*, who
             constitute a majority of the
             Board of Directors of Salomon Smith
             Barney Inc.:




           DERYCK C. MAUGHAN
           MICHAEL A. CARPENTER


           By:       /s/GINA LEMON
                     (As authorized signatory for
                     Salomon Smith Barney Inc. and
                     Attorney-in-Fact for the persons listed above)





--------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.

                                      II-5
696192.1

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